VivoPower International PLC

Blackwell House

Guildhall Yard

London EC2V 5AE

United Kingdom

May 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	VivoPower International PLC Registration Statement on Form F-1 (File No. 333-287060) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, VivoPower International PLC (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement be accelerated by the Securities and Exchange Commission to 10:00 a.m., Eastern Time, on May 27, 2025, or as soon thereafter as practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to the Company’s counsel, Perkins Coie LLP, by calling Elliott Smith at (212) 261-6847, and that such effectiveness also be confirmed in writing.

Very truly yours,

VivoPower International PLC

By:	/s/ Kevin Chin
Kevin Chin
Chief Executive Officer

cc:	Elliott Smith, Perkins Coie LLP